            EXHIBIT 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratio Amounts)
(Unaudited)

	Three Months Ended March 31,
	2002	2001
Earnings:
Income before income taxes and extraordinary charge	$275	$226
Add:
Interest and fixed charges excluding capitalized interest	109	120
Portion of rent under long-term operating leases representative of an interest factor	46	43
Distributed income of investees accounted for under the equity method	1	2
Amortization of capitalized interest	2	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	3	7

Total earnings available for fixed charges	$430	$386

Fixed charges:
Interest and fixed charges	$114	$123
Portion of rent under long-term operating leases representative of an interest factor	46	43

Total fixed charges	$160	$166

Ratio of earnings to fixed charges	2.69x	2.33x

E-5